Exhibit 3.23

CERTIFICATE OF FORMATION
OF
ENVIVA PORT OF CHESAPEAKE LLC

The undersigned hereby executes this Certificate of Formation of Enviva Port of Chesapeake LLC (the “Company”) for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act.

1.                                      The name of the Company is Enviva Port of Chesapeake LLC.

2.                                      The address of the registered office of the Company in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, State of Delaware 19801. Its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned, an authorized person of the Company, has caused this Certificate of Formation to be duly executed as of the 10th day of January, 2011.

/s/ Celeste H. White, Organizer